Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Corus Entertainment announces fiscal 2010 second quarter results

     <<
     -   Consolidated segment profit increases 9% in the second quarter

     -   Consolidated revenues increase 6% in the second quarter, including specialty ad growth of 5%

     -   Adjusted basic earnings per share of $0.30 for the quarter compared to $0.31 last year

     -   Successful bond issue in the second quarter
     >>

     TORONTO, April 14 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE:
CJR) announced its second quarter financial results today.
     "We believe our results in the second quarter and the pacing we are enjoying in the third quarter indicate that the advertising recession is behind us," said John Cassaday, President and CEO of Corus Entertainment.
"Corus' Specialty and Pay television categories and Ontario Radio sales are performing very well, and we are also benefiting from strong cost control which has allowed us to improve our margins."

     <<
     Financial Highlights
     --------------------

     (unaudited)
     (in thousands of         Three months ended         Six months ended
     Canadian dollars             February 28,              February 28,
     except per share     ----------------------------------------------------
     amounts)                     2010         2009         2010         2009
                          ----------------------------------------------------
     Revenues
       Radio                    55,690       57,935      126,764      133,463
       Television              136,974      123,423      288,229      264,680
                          ----------------------------------------------------
                               192,664      181,358      414,993      398,143
                          ----------------------------------------------------
                          ----------------------------------------------------

     Segment profit
       Radio                     8,568        7,110       30,389       29,121
       Television               53,204       47,491      120,272      111,761
       Corporate                (6,327)      (3,592)     (11,991)      (8,531)
                          ----------------------------------------------------
                                55,445       51,009      138,670      132,351
                          ----------------------------------------------------
                          ----------------------------------------------------

     Net income                 14,603       29,029       88,511       69,662
                          ----------------------------------------------------
                          ----------------------------------------------------
     Earnings per share
       Basic                     $0.18        $0.36        $1.10        $0.87
       Diluted                   $0.18        $0.36        $1.08        $0.86

     Consolidated Results
     --------------------
     >>

     Consolidated revenues for the three months ended February 28, 2010 were
$192.7 million, up 6% from $181.4 million last year. Consolidated segment profit was $55.4 million, up 9% from $51.0 million last year. Net income for the quarter was $14.6 million ($0.18 basic and diluted), compared to net income of $29.0 million ($0.36 basic and diluted) last year. Net income for the quarter includes a debt refinancing loss of $14.3 million, while the prior year includes a gain of $7.2 million related to the disposition of a residential audio service. Removing the impact of these items results in adjusted second quarter basic earnings per share of $0.30 compared to $0.31 in the prior year.
     Consolidated revenues for the six months ended February 28, 2010 were
$415.0 million, up 4% from $398.1 million last year. Consolidated segment profit was $138.7 million, up 5% from $132.4 million last year. Net income for the six-month period was $88.5 million ($1.10 basic and $1.08 diluted), compared to net income of $69.7 million ($0.87 basic and $0.86 diluted) last year. In addition to the items noted above, net income for the six-month period also includes a $16.2 million reversal of a disputed regulatory fee accrual and a $14.2 million recovery due to income tax rate changes. Removing the impact of these items results in adjusted year-to-date basic earnings per share of $0.90 compared to $0.83 in the prior year.

     <<
     Operational Results
     -------------------
     >>

     Radio

     <<
     -   Revenues decreased by 4% in the second quarter and 5% for the year-
         to-date.
     -   Segment profit increased by 21% in the second quarter and 4% for the year-to-date.
     -   Revenues for the quarter increased 4% in Ontario, decreased 12% in the West and decreased 2% in Quebec and other.
     >>

     Television

     <<
     -   Revenues increased by 11% in the second quarter and 9% for the year-to-date.
     -   Segment profit increased by 12% in the second quarter and 8% for the year-to-date.
     -   Advertising revenues increased by 3% in the second quarter and are flat year-to-date.
     -   Specialty advertising revenues increased by 5% in the second quarter and 1% for the year-to-date.
     -   Subscriber revenues increased by 14% in the second quarter and 11%
         for the year-to-date.
     -   Movie Central finished the quarter with 973,000 subscribers, up 5%
         from last year.
     >>

     Corus Entertainment Inc. reports in Canadian dollars.

     <<
     About Corus Entertainment Inc.
     ------------------------------
     >>

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon
(Canada), W Network, CosmoTV, VIVA, Sundance Channel (Canada), Movie Central,
HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CFOX,
CKOI, 98,5 FM, Q107 and 102.1 the Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York
(CJR) exchanges. Experience Corus on the web at www.corusent.com.
     The unaudited consolidated financial statements and accompanying notes for the three and six months ended February 28, 2010 and Management's
Discussion and Analysis are available on the Company's website at
www.corusent.com in the Investor Relations section.
     A conference call with Corus senior management is scheduled for April 14,
2010 at 9 a.m. ET. While this call is directed at analysts and investors, members of the media are welcome to listen in. The dial-in number for the conference call for North America is 1-800-909-4891 and for
local/international callers is 416-981-9039. PowerPoint slides for the call will be posted at 8:45 a.m. ET on April 14, 2010 and can be found on the Corus
Entertainment website at www.corusent.com in the Investor Relations section.

     This press release contains forward-looking information and should be read subject to the following cautionary language:
     To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws
(collectively, "forward-looking statements"). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe",
"anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities
(or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

     <<

                            CORUS ENTERTAINMENT INC.
                          CONSOLIDATED BALANCE SHEETS

                                                        As at        As at
     (unaudited)                                     February 28,  August 31,
     (in thousands of Canadian dollars)                 2010         2009
     -------------------------------------------------------------------------
     ASSETS
     Current
     Cash and cash equivalents                            40,467       10,922
     Accounts receivable                                 158,575      146,784
     Income taxes recoverable                                  -        7,267
     Prepaid expenses and other                           15,518       14,377
     Program and film rights                             145,613      146,195
     Future tax asset                                      2,790        1,788
     -------------------------------------------------------------------------
     Total current assets                                362,963      327,333
     -------------------------------------------------------------------------

     Tax credits receivable                               35,645       26,698
     Investments and other assets                         25,415       23,693
     Property, plant and equipment                        98,419       76,450
     Program and film rights                             101,413       92,579
     Film investments                                     94,894       92,180
     Broadcast licenses                                  587,138      561,741
     Goodwill                                            692,632      674,029
     -------------------------------------------------------------------------
                                                       1,998,519    1,874,703
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current
     Accounts payable and accrued liabilities            170,650      171,055
     Income taxes payable                                  6,747            -
     -------------------------------------------------------------------------
     Total current liabilities                           177,397      171,055
     -------------------------------------------------------------------------

     Long-term debt                                      705,377      651,767
     Other long-term liabilities                          70,937       73,360
     Future tax liability                                 95,583      102,842
     -------------------------------------------------------------------------
     Total liabilities                                 1,049,294      999,024
     -------------------------------------------------------------------------

     Non-controlling interest                             14,360       21,401
     -------------------------------------------------------------------------

     SHAREHOLDERS' EQUITY
     Share capital                                       846,747      840,602
     Contributed surplus                                  15,177       17,303
     Retained earnings                                    84,785       20,380
     Accumulated other comprehensive loss                (11,844)     (24,007)
     -------------------------------------------------------------------------
     Total shareholders' equity                          934,865      854,278
     -------------------------------------------------------------------------
                                                       1,998,519    1,874,703
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                       CONSOLIDATED STATEMENTS OF INCOME

     (unaudited)
     (in thousands of         Three months ended         Six months ended
     Canadian dollars             February 28,              February 28,
     except per share     ----------------------------------------------------
     amounts)                     2010         2009         2010         2009
     -------------------------------------------------------------------------
     Revenues                  192,664      181,358      414,993      398,143
     Direct cost of sales,
      general and
      administrative
      expenses                 137,219      130,349      276,323      265,792
     Depreciation                5,323        5,199        9,839       10,191
     Interest expense            9,653        9,666       17,801       20,068
     Disputed regulatory
      fees                           -        1,022      (16,194)       2,712
     Debt refinancing loss      14,256            -       14,256            -
     Other expense
      (income),
      net                        3,123       (5,009)       1,339       (3,609)
     -------------------------------------------------------------------------
     Income before income
      taxes and
      non-controlling
      interest                  23,090       40,131      111,629      102,989
     Income tax expense          7,157       10,831       20,610       31,706
     Non-controlling
      interest                   1,330          271        2,508        1,621
     -------------------------------------------------------------------------
     Net income for the
      period                    14,603       29,029       88,511       69,662
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Earnings per share
       Basic                     $0.18        $0.36        $1.10        $0.87
       Diluted                   $0.18        $0.36        $1.08        $0.86
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                               Three months ended         Six months ended
     (unaudited)                  February 28,              February 28,
     (in thousands of     ----------------------------------------------------
     Canadian dollars)            2010         2009         2010         2009
     -------------------------------------------------------------------------
     Net income for the
      period                    14,603       29,029       88,511       69,662
     Other comprehensive
      income (loss), net
      of tax
       Unrealized foreign
        currency
        translation
        adjustment                 (79)         492         (524)       2,317
       Unrealized change
        in fair value of
        available-for-sale
        investments, net
        of tax                     (27)         145           12         (780)
       Recognition of
        change in
        fair value of
        available-for-sale
        assets in net
        income                       -        2,077            -        2,077
       Unrealized change
        in fair value of
        cash flow hedges,
        net of tax               1,985       (2,176)       3,431       (9,507)
       Recognition of
        change in
        fair value of
        cash flow
        hedge in net
        income, net
        of tax                   9,244            -        9,244            -
     -------------------------------------------------------------------------
                                11,123          538       12,163       (5,893)
     -------------------------------------------------------------------------
     Comprehensive income
      for the period            25,726       29,567      100,674       63,769
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                               Three months ended         Six months ended
     (unaudited)                  February 28,              February 28,
     (in thousands of     ----------------------------------------------------
     Canadian dollars)            2010         2009         2010         2009
     -------------------------------------------------------------------------
     Share capital
     Balance, beginning of
      period                   842,340      840,165      840,602      848,257
     Issuance of shares
      under stock
      option plan                3,329            -        4,731          358
     Shares repurchased              -            -            -       (8,450)
     Other                       1,078          198        1,414          198
     -------------------------------------------------------------------------
     Balance, end of
      period                   846,747      840,363      846,747      840,363
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Contributed surplus
     Balance, beginning of
      period                    14,394       13,115       17,303       17,304
     Stock-based
      compensation                 954        1,401        1,853        2,350
     Settlement of
      long-term
      incentive
      plan                           -            -       (3,473)      (5,138)
     Exercise of stock
      options                     (171)           -         (506)           -
     -------------------------------------------------------------------------
     Balance, end of
      period                    15,177       14,516       15,177       14,516
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Retained earnings
     Balance, beginning of
      period                    82,271      153,655       20,380      131,594
     Net income for the
      period                    14,603       29,029       88,511       69,662
     Dividends                 (12,089)     (12,000)     (24,106)     (23,939)
     Share repurchase
      excess                         -            -            -       (6,633)
     -------------------------------------------------------------------------
     Balance, end of
      period                    84,785      170,684       84,785      170,684
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Accumulated other
      comprehensive
      loss
     Balance, beginning of
      period                   (22,967)     (26,581)     (24,007)     (20,150)
     Other comprehensive
      income (loss), net
      of tax                    11,123          538       12,163       (5,893)
     -------------------------------------------------------------------------
     Balance, end of
      period                   (11,844)     (26,043)     (11,844)     (26,043)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                               Three months ended         Six months ended
     (unaudited)                  February 28,              February 28,
     (in thousands of     ----------------------------------------------------
     Canadian dollars)            2010         2009         2010         2009
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income for the
      period                    14,603       29,029       88,511       69,662
     Add (deduct) non-cash
      items:
       Depreciation              5,323        5,199        9,839       10,191
       Amortization of
        program and
        film rights             41,490       39,034       83,216       76,517
       Amortization of
        film
        investments              9,609        6,689       15,142       10,038
       Future income taxes       1,908        2,887      (13,428)       7,610
       Non-controlling
        interest                 1,330          271        2,508        1,621
       Stock-based
        compensation             2,145        1,431        3,330        2,012
       Imputed interest          1,772        1,522        3,468        3,311
       Debt refinancing
        loss                    14,256            -       14,256            -
       Other gains                (297)      (5,632)        (388)      (5,429)
     Net change in non-cash
      working capital
      balances related to
      operations                18,095       22,148       (4,322)      (7,507)
     Payment of program
      and film rights          (42,663)     (45,927)     (84,273)     (95,175)
     Net additions to film
      investments              (15,036)     (13,431)     (32,997)     (24,916)
     -------------------------------------------------------------------------
     Cash provided by
      operating
      activities                52,535       43,220       84,862       47,935
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Additions to property,
      plant and equipment      (23,793)      (3,789)     (29,899)      (5,784)
     Business combinations           -            -      (36,000)     (74,950)
     Cash held in escrow             -            -            -       74,950
     Net cash flows for
      investments and
      other assets               1,773        6,961        2,864        6,633
     Decrease in public
      benefits
      associated with
      acquisitions                (240)        (726)        (478)      (1,134)
     -------------------------------------------------------------------------
     Cash provided by
      (used in)
      investing
      activities               (22,260)       2,446      (63,513)        (285)
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Increase (decrease)
      in bank loans           (469,566)     (17,179)    (429,681)      13,670
     Issuance of senior
      unsecured
      guaranteed notes         500,000            -      500,000            -
     Financing and swap
      termination fees         (30,997)           -      (30,997)           -
     Issuance of shares
      under stock
      option plan                3,158            -        4,225          358
     Shares repurchased              -            -            -      (15,083)
     Dividends paid            (10,973)     (12,000)     (22,647)     (24,017)
     Dividend paid to
      non-controlling
      interest                  (5,400)        (325)      (9,260)      (2,994)
     Other                           -          198       (3,444)         198
     -------------------------------------------------------------------------
     Cash provided by
      (used in)
      financing
      activities               (13,778)     (29,306)       8,196      (27,868)
     -------------------------------------------------------------------------
     Net change in cash
      and cash
      equivalents
      during the period         16,497       16,360       29,545       19,782
     Cash and cash
      equivalents,
      beginning of
      period                    23,970       23,064       10,922       19,642
     -------------------------------------------------------------------------
     Cash and cash
      equivalents,
      end of
      period                    40,467       39,424       40,467       39,424
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                          BUSINESS SEGMENT INFORMATION

     (unaudited)
     (in thousands of Canadian dollars)

     Divisional results

     Three months ended
     February 28, 2010
                                 Radio   Television    Corporate Consolidated
     -------------------------------------------------------------------------
     Revenues                   55,690      136,974            -      192,664
     Direct cost of sales,
      general and
      administrative
      expenses                  47,122       83,770        6,327      137,219
     -------------------------------------------------------------------------
     Segment profit              8,568       53,204       (6,327)      55,445
     Depreciation                1,598        1,871        1,854        5,323
     Interest expense              212        1,180        8,261        9,653
     Debt refinancing loss           -            -       14,256       14,256
     Other expense (income),
      net                          (18)         560        2,581        3,123
     -------------------------------------------------------------------------
     Income before income
      taxes and
      non-controlling
      interest                   6,776       49,593      (33,279)      23,090
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Three months ended
     February 28, 2009
                                 Radio   Television    Corporate Consolidated
     -------------------------------------------------------------------------
     Revenues                   57,935      123,423            -      181,358
     Direct cost of sales,
      general and
      administrative
      expenses                  50,825       75,932        3,592      130,349
     -------------------------------------------------------------------------
     Segment profit              7,110       47,491       (3,592)      51,009
     Depreciation                1,631        2,444        1,124        5,199
     Interest expense              228        1,357        8,081        9,666
     Disputed regulatory
      fees                         526          496            -        1,022
     Other expense (income),
      net                         (751)      (5,960)       1,702       (5,009)
     -------------------------------------------------------------------------
     Income before income
      taxes and
      non-controlling
      interest                   5,476       49,154      (14,499)      40,131
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Six months ended
     February 28, 2010
                                 Radio   Television    Corporate Consolidated
     -------------------------------------------------------------------------
     Revenues                  126,764      288,229            -      414,993
     Direct cost of sales,
      general and
      administrative
      expenses                  96,375      167,957       11,991      276,323
     -------------------------------------------------------------------------
     Segment profit             30,389      120,272      (11,991)     138,670
     Depreciation                3,268        3,777        2,794        9,839
     Interest expense              400        2,355       15,046       17,801
     Disputed regulatory
      fees                      (8,901)      (7,293)           -      (16,194)
     Debt refinancing loss           -            -       14,256       14,256
     Other expense (income),
      net                           73         (693)       1,959        1,339
     -------------------------------------------------------------------------
     Income before income
      taxes and
      non-controlling
      interest                  35,549      122,126      (46,046)     111,629
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Six months ended
     February 28, 2009
                                 Radio   Television    Corporate Consolidated
     -------------------------------------------------------------------------
     Revenues                  133,463      264,680            -      398,143
     Direct cost of sales,
      general and
      administrative
      expenses                 104,342      152,919        8,531      265,792
     -------------------------------------------------------------------------
     Segment profit             29,121      111,761       (8,531)     132,351
     Depreciation                3,273        4,785        2,133       10,191
     Interest expense              454        2,400       17,214       20,068
     Disputed regulatory
      fees                       1,362        1,350            -        2,712
     Other expense (income),
      net                         (571)      (3,641)         603       (3,609)
     -------------------------------------------------------------------------
     Income before income
      taxes and
      non-controlling
      interest                  24,603      106,867      (28,481)     102,989
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Revenues by segment

     (unaudited)
     (in thousands of         Three months ended         Six months ended
     Canadian dollars)            February 28,              February 28,
                          ----------------------------------------------------
                                  2010         2009         2010         2009
     -------------------------------------------------------------------------
     Radio
     West                       19,844       22,502       46,077       53,602
     Ontario                    19,160       18,399       43,664       42,287
     Quebec and other           16,686       17,034       37,023       37,574
     -------------------------------------------------------------------------
                                55,690       57,935      126,764      133,463
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Television
     Kids                       56,147       50,908      124,646      113,937
     Specialty and Pay          80,827       72,515      163,583      150,743
     -------------------------------------------------------------------------
                               136,974      123,423      288,229      264,680
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Segment profit

     (unaudited)
     (in thousands of         Three months ended         Six months ended
     Canadian dollars)            February 28,              February 28,
                          ----------------------------------------------------
                                  2010         2009         2010         2009
     -------------------------------------------------------------------------
     Radio
     West                        5,053        6,190       14,754       18,764
     Ontario                     3,383        2,804       11,858       10,330
     Quebec and other              132       (1,884)       3,777           27
     -------------------------------------------------------------------------
                                 8,568        7,110       30,389       29,121
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Television
     Kids                       22,257       19,297       55,566       50,241
     Specialty and Pay          30,947       28,194       64,706       61,520
     -------------------------------------------------------------------------
                                53,204       47,491      120,272      111,761
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00013131E %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tracy Ewing, Vice
President, Communications, Corus Entertainment Inc., (416) 642-3792; Tom
Peddie, Senior Vice President and Chief Financial Officer, Corus Entertainment
Inc., (416) 642-3780/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.; News - Media

CNW 07:00e 14-APR-10